PAGE

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                             NORTHWEST PIPE COMPANY
                                (Name of Issuer)


                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)


                                   667746101
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

Schedule 13G
CUSIP No. 667746101

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Harris Associates Investment Trust,
    Series Designated The Oakmark Smallcap Fund         CIK 0000872323
    36-4032559

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) [ ]
    N/A                                                 (b) [ ]


3.  SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Massachusetts

    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH --

            5.  SOLE VOTING POWER          None

            6.  SHARED VOTING POWER        520,000

            7.  SOLE DISPOSITIVE POWER     None

            8.  SHARED DISPOSITIVE POWER   520,000

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    520,000

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

    N/A

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    8.11%

12. TYPE OF REPORTING PERSON*

    IV

Page 2 of 5 pages

Item 1(a)      Name of Issuer:

               NORTHWEST PIPE COMPANY

Item 1(b)      Address of Issuer's Principal Executive Offices:

               12005 North Burgard, P.O. Box 83149
               Portland, OR 97203

Item 2(a)      Name of Person Filing:

               Harris Associates Investment Trust
               Series Designated The Oakmark Smallcap Fund

Item 2(b)      Address of Principal Business Office:

               Two North LaSalle Street, Suite 500
               Chicago, Illinois 60602-3790

Item 2(c)      Citizenship:

               The filing person is a Massachusetts Business trust.

Item 2(d)      Title of Class of Securities:

               Common Stock, $0.01 Par Value

Item 2(e)      CUSIP Number:

               667746101

Item 3         Type of Person:

                    (d) Investment company registered under section 8 of the Investment Company Act

Item 4         Ownership (at December 31, 1997):

                    (a) Amount owned "beneficially" within the meaning of rule 13d-3:

                         520,000

                    (b)  Percent of class:

                         8.11%

                    (c)  Number of shares as to which such person has:

                        (i)     sole power to vote or to direct the vote: none
                        (ii)    shared power to vote or to direct the vote:
                                520,000
                        (iii) sole power to dispose or to direct the disposition of: none
                        (iv) shared power to dispose or to direct the disposition of: 520,000
Page 3 of 5 pages

Item 5        Ownership of Five Percent or Less of a Class:

              N/A

Item 6        Ownership of More than Five Percent on Behalf of Another Person:

              N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
              Company:

              N/A

Item 8        Identification and Classification of Members of the Group:

              N/A

Item 9        Notice of Dissolution of Group:

              N/A

Item 10       Certification:

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Page 4 of 5 pages

Signa                                 ture


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 4, 1998

                              Harris Associates Investment Trust,
                              Series Designated The Oakmark Smallcap Fund


                                   By:/s/Anita M. Nagler
                                      Anita M. Nagler
                                      Secretary


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